SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  6 August 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Half-year Report dated 6 August 2024
99.2	Half-year Report dated 6 August 2024

Exhibit No: 99.1

InterContinental Hotels Group PLC
Half Year Results to 30 June 2024
6 August 2024

InterContinental Hotels Group PLC’s Half Year Results to 30 June 2024 announcement is available at http://www.rns-pdf.londonstockexchange.com/rns/2649Z_1-2024-8-5.pdf

The Half Year Results announcement, together with accompanying materials, will also be available on the IHG PLC website www.ihgplc.com/en/investors/results-and-presentations and the results announcement has also been submitted in full unedited text to the Financial Conduct Authority's National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Presentation for analysts and institutional shareholders:

A pre-recorded webcast presented by Elie Maalouf, Chief Executive Officer, Michael Glover, Chief Financial Officer, and Heather Balsley, Chief Commercial & Marketing Officer, will be available from 7:00am (London time) today, 6 August 2024, and can be accessed at www.ihgplc.com/en/investors/results-and-presentations (pre-registration required).

A live Q&A session will be hosted later this morning at 9:30am (London time). This can be listened to via www.ihgplc.com/en/investors/results-and-presentations (pre-registration required). Analysts and institutional investors wishing to ask questions are required to use the following dial-in details for a Q&A facility:

UK: 020 3936 2999
US: 646 787 9445
Other International: click here
Passcode: 800930

An archived replay including the Q&A session is expected to be available within 24 hours and will remain available at www.ihgplc.com/en/investors/results-and-presentations.

For further information, please contact:

Investor Relations:	Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072) Email: investors@ihg.com
Media Relations:	Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407) Email: externalcommunication@ihg.com

About IHG Hotels & Resorts:

IHG Hotels & Resorts (LON:IHG for Ordinary Shares, NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 19 hotel brands and IHG One Rewards, one of the world’s largest hotel loyalty programmes, IHG has over 6,400 open hotels in more than 100 countries, and a development pipeline of over 2,200 properties.

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Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
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Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
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Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels
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Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
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Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated and registered in England and Wales. Approximately 375,000 people work across IHG’s hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	6 August 2024